EXHIBIT 11

THE LIMITED, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

(Thousands except per share amounts)
	Thirteen Weeks Ended
	October 28, 2000	October 30, 1999
Net income	$ 49,231	$ 41,362
Less: impact of IBI dilutive options and restricted shares on consolidated income*	(468)	(467)

Adjusted net income	$ 48,763	$ 40,895

Weighted average common shares outstanding:
Basic shares	425,578	429,422
Dilutive effect of stock options and restricted shares	15,791	16,346

Diluted shares	441,369	445,768

Net income per diluted share	$ 0.11	$ 0.09

	Thirty-nine Weeks Ended
	October 28, 2000	October 30, 1999
Net income	$ 189,754	$ 144,295
Less: impact of IBI dilutive options and restricted shares on consolidated income*	(2,319)	(2,221)

Adjusted net income	$ 187,435	$ 142,074

Weighted average common shares outstanding:
Basic shares	428,226	442,315
Dilutive effect of stock options and restricted shares	16,075	16,790

Diluted shares	444,301	459,105

Net income per diluted share	$ 0.42	$ 0.31

*Represents the impact of dilutive options and restricted shares at Intimate Brands as a reduction to income.